Exhibit 99.1

EXECUTION VERSION

COOPERATION AGREEMENT

This Cooperation Agreement (this “Agreement”), dated August 13, 2022 (the “Effective Date”), is by and among AB Value Partners, LP (“AB Value Partners”), AB Value Management LLC (“AB Value Management” and, together with AB Value Partners, “AB Value”), Bradley L. Radoff, an individual (“Radoff” and together with AB Value, the “ABV/Radoff Group”) and Rocky Mountain Chocolate Factory, Inc. (the “Company”) (each a “Party” and, collectively, the “Parties”).

RECITALS

WHEREAS, the Company held its 2021 Annual Stockholders’ Meeting on October 6, 2021 (the “2021 Annual Meeting”);

WHEREAS, the Company and the ABV/Radoff Group have since engaged in various discussions and communications concerning the Company’s business and other matters;

WHEREAS, AB Value and its Affiliates Beneficially Own (as defined below) shares of common stock of the Company, par value $0.001 (the “Common Stock”), totaling, in the aggregate, 477,847 shares, or approximately 7.7%, of the Common Stock outstanding as of June 24, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2022, filed with the Securities and Exchange Commission (the “SEC”);

WHEREAS, Radoff Beneficially Owns shares of Common Stock, totaling, in the aggregate, 617,700 shares, or approximately 9.9%, of the Common Stock outstanding as of June 24, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2022, filed with the SEC;

WHEREAS, (1) on May 27, 2022, AB Value delivered a letter to the Company (the “Initial Nomination Letter”), nominating Andrew Berger, Radoff, Mary Bradley, Richard Degnan, Correne Loeffler and Suchit Majmudar for election to the Board of Directors of the Company (the “Board”) at the 2022 Annual Meeting of Stockholders of the Company to be held on August 18, 2022 or any postponements or adjournments thereof (the “2022 Annual Meeting”); (2) on July 1, 2022, AB Value delivered a letter notifying the Company of the withdrawal of Messrs. Berger, Degnan, Majmudar and Radoff as nominees for election to the Board at the 2022 Annual Meeting (the “First Withdrawal Notice”); and (3) on July 20, 2022, AB Value delivered a letter notifying the Company of the withdrawal of Ms. Loeffler as a nominee for election to the Board at the 2022 Annual Meeting, such that the ABV/Radoff Group’s sole nominee for election at the 2022 Annual Meeting is Ms. Bradley (the “Second Withdrawal Notice” and, together with the Initial Nomination Letter and the First Withdraw Notice, the “Nomination Letter”); and

WHEREAS, the Company and the members of ABV/Radoff Group desire to enter into this Agreement regarding the appointment of one (1) director to the Board, voting, litigation matters, a standstill agreement and certain other matters, in each case, on the terms and subject to the conditions set forth herein.

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NOW, THEREFORE, in consideration of, and reliance upon, the promises, representations, mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Board Representation and Board Matters.

(a) The Company and each member of the ABV/Radoff Group agree as follows:

i. upon the execution of this Agreement, each member of the ABV/Radoff Group shall, and shall cause its Affiliates and Associates (as defined herein) (and its Representatives (as defined herein) acting on its behalf), to, (A) irrevocably withdraw its nomination pursuant to the Nomination Letter, and any and all related materials and notices submitted to the Company in connection therewith, and (B) withdraw its demand for books and records and other materials pursuant to Section 220 of the General Corporation Law of the State of Delaware (“DGCL”), or otherwise, and either return or destroy all documents provided pursuant to such demand and, during the Standstill Period (as defined herein), abstain from making any such demands of the Company pursuant to Section 220 of the DGCL or pursue any litigation related thereto against the Company, or to encourage, assist or cooperate with any person with respect to any such demands or litigation;

ii. immediately following the conclusion of the 2022 Annual Meeting, the Board shall take such action to appoint Mary Bradley, a director candidate identified by the ABV/Radoff Group (the “Designated Director”), to serve as a member of the Board with a term expiring at the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”);

iii. if during the Standstill Period (as defined below), the Designated Director is unable to serve on the Board for any reason or the Board determines, in the good faith exercise of the directors’ fiduciary duties, to not re-nominate her for election at the 2023 Annual Meeting, the ABV/Radoff Group shall be entitled to identify a replacement Designated Director who qualifies as an independent director under Rule 5605 of the Nasdaq Listing Rules (the “Applicable Criteria”) (any such director appointed to the Board in connection with such replacement right, a “Replacement Director”) who is reasonably acceptable to the Nominating Committee of the Board and the Board (such acceptance not to be unreasonably withheld, and subject to such Replacement Director providing the items and information set forth in Section 1(b) of this Agreement), and such Replacement Director shall be appointed to the Board. It being understood, for the avoidance of doubt, that such Replacement Director shall thereafter be deemed a “Designated Director” for the purposes of this Agreement and be entitled to the same rights and subject to the same requirements under this Agreement applicable to the replaced director prior to such person ceasing to be a director, and such person shall be (i) appointed to the Board to serve the unexpired term, if any, of such replaced director, and (ii) appointed to serve on all applicable committees on which such replaced director was a member immediately prior to such director’s resignation or removal, subject to Nasdaq Listing Rules and applicable law. Any Replacement Director designated pursuant to this Section 1(a)(iii) replacing the Designated Director prior to the mailing of the Company’s definitive proxy statement for the 2023 Annual Meeting shall stand for election at the 2023 Annual Meeting together with the Company’s other director nominees;

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iv. promptly following the appointment of the Designated Director to the Board, the Board shall take the necessary steps to appoint the Designated Director to at least one committee of the Board, subject to the Designated Director’s qualification to serve on such committee under the Nasdaq Listing Rules and the applicable SEC rules and regulations, and the Designated Director shall serve on at least one Board committee for so long as the Designated Director serves as a member of the Board;

v. following the appointment of the Designated Director, the Designated Director shall have the same rights and limitations with respect to those rights, as any other director with respect to attending meetings of, or receiving information provided to, any Board committees on which the Designated Director is not appointed;

vi. the parties agree that the Board’s power to determine the number of directors and increase or decrease the number of directors is not limited by this Agreement other than the Company must cause the number of directors to be sufficient to permit the appointment of the Designated Director immediately following the conclusion of the 2022 Annual Meeting and, subject to Section 1(b) below, the election of the Designated Director at the 2023 Annual Meeting; and

vii. the Company agrees to nominate the Designated Director for election at the 2023 Annual Meeting and use its reasonable efforts to cause the election of the Designated Director at the 2023 Annual Meeting (including, but not limited to, soliciting on behalf of the Designated Director and recommending that the Company’s stockholders vote in favor of the election of the Designated Director) and otherwise supporting the election of the Designated Director in a manner no less rigorous and favorable than the manner in which the Company supports, and has historically supported, its other nominees in the aggregate.

(b) As a condition to the Designated Director’s appointment as a director of the Company pursuant to Section 1(a)(ii), the Designated Director shall (i) meet the Applicable Criteria, (ii) have provided to the Company a completed and executed D&O questionnaire (substantially in the form completed by the Company’s incumbent, non-management directors and in the form previously provided to the ABV/Radoff Group by the Company), and (iii) have provided to the Company an executed consent from the Designated Director to be named as a nominee in the Company’s proxy statement and to serve as a director if so elected. As a further condition to the Designated Director’s appointment as a director of the Company pursuant to Section 1(a)(ii), the Designated Director shall, as promptly as practicable upon request of the Company, provide (i) any information required to be or customarily disclosed for all applicable directors and candidates for directors in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, (ii) reasonable information in connection with assessing eligibility, independence and other criteria applicable to all directors or satisfying compliance and legal obligations applicable to all directors, and (iii) such other information as reasonably requested by the Company from time to time with respect to the ABV/Radoff Group or the Designated Director as required to be provided under the Company’s Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws, as each may be amended from time to time (together, the “Company Organizational Documents”).

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(c) Each party acknowledges that the Designated Director must, at all times while serving as a member of the Board, comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to all Board members, including, without limitation, the Company’s Code of Conduct, securities trading policies, anti-hedging policies, Regulation FD-related policies, director confidentiality policies and other corporate governance policies (each, a “Policy”) and will be required to strictly adhere to the Company’s policies on confidentiality imposed on all members of the Board. The Company agrees that it will not amend any Policy or the Company Organizational Documents or take any other similar action for the express purpose of disqualifying the Designated Director from service on the Board. The Company agrees to indemnify, compensate and reimburse the Designated Director in the same manner as other directors are indemnified, compensated and reimbursed in connection with their service on the Board or any committee thereof.

2. Voting Commitment. During the Standstill Period, each member of the ABV/Radoff Group shall cause all shares of Common Stock that it Beneficially Owns, or is Beneficially Owned by any of its Affiliates or Associates over which it exercises or has voting authority, to be present for quorum purposes and to be voted as recommended by the Board on each matter to be voted on at any meetings of stockholders or at any adjournments or postponements thereof during the Standstill Period, including, without limitation, with respect to the election of directors; provided, however, that notwithstanding anything herein to the contrary, with respect to (a) any proposal relating to an Extraordinary Transaction (as defined herein), (b) stockholder proposed amendments to the Company Organizational Documents that limit stockholder votes, or (c) other than the election of directors, matters on which Institutional Shareholder Services, Inc. and Glass Lewis & Co., LLC have made recommendations that differ from any recommendation of the Board, each member of the ABV/Radoff group and its Affiliates and Associates may vote their shares of Common Stock in the sole discretion of such member or its Affiliates or Associates, as applicable.

3. No Litigation.

(a) Each member of the ABV/Radoff Group covenants and agrees that, during the Standstill Period, it shall not, and shall not permit any of its Affiliates or Associates, or Representatives acting on its behalf, to, alone or in concert with others, knowingly encourage or pursue, or knowingly assist any other person to threaten, initiate or pursue, any lawsuit, claim or proceeding before any court or governmental, administrative or regulatory body (collectively, a “Legal Proceeding”) against the Company or any of its Affiliates, Associates or Representatives; provided, however, that the foregoing shall not prevent a member of the ABV/Radoff Group or any of its Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes (collectively, a “Legal Requirement”) in connection with any Legal Proceeding if (i) such Legal Proceeding has not been initiated by, or on behalf of, or with the knowing material assistance of, any member of the ABV/Radoff Group or any of its Affiliates, Associates or Representatives or (ii) the Company has Materially Breached (as defined herein) this Agreement; provided, further, that in the event that a member of the ABV/Radoff Group or any of its Affiliates, Associates or Representatives receives such Legal Requirement, such member of the ABV/Radoff Group shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to the Company. Notwithstanding the foregoing, nothing in this Section 3(a) shall prevent or restrict the ABV/Radoff Group from enforcing the terms of this Agreement.

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(b) The Company covenants and agrees that, during the Standstill Period, it shall not, and shall not permit any of its Affiliates or Associates, or Representatives acting on its behalf, to, alone or in concert with others, knowingly encourage or pursue, or knowingly support or assist any other person to threaten, initiate or pursue, any Legal Proceedings against the ABV/Radoff Group or any of its Affiliates, Associates or Representatives; provided, however, that the foregoing shall not prevent the Company or any of its Representatives from responding to a Legal Requirement in connection with any Legal Proceeding if (i) such Legal Proceeding has not been initiated by, or on behalf of, or with the knowing material assistance of, the Company or any of its Affiliates, Associates or Representatives or (ii) the ABV/Radoff Group has Materially Breached this Agreement; provided, further, that in the event that the Company or any of its Representatives receives such Legal Requirement, the Company shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to the ABV/Radoff Group. Notwithstanding the foregoing, nothing in this Section 3(b) shall prevent or restrict the Company from enforcing the terms of this Agreement.

(c) AB Value, as well as its current, former, and future Affiliates, Associates, partners, managers, affiliates, subsidiaries, parents, officers, directors, owners, representatives, agents, attorneys, trustees, successors, and assigns (collectively, the “ABV Releasors”), in consideration of the terms agreed to in this Agreement, hereby fully release and discharge the Company, Merryman, Mewawalla, Crail, Seabert, and Geygan (each as defined herein), and each of their respective Affiliates, Associates and Representatives, from all actions, liabilities, proceedings, obligations, losses, costs, expenses, incidental damages, consequential damages, fines, penalties, charges, fees, awards, attorneys’ fees or expenses, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, liens, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty, and/or equity, whether known or unknown, related to or arising out of the 2021 Annual Meeting (as defined below), whether asserted in or omitted from the 2021 Complaint (as defined below) and/or the draft, undated First Amended Verified Complaint for Declaratory and Injunctive Relief sent by AB Value to the Company (the “Draft Amended Complaint”); which the ABV Releasors ever had, now have, have asserted, or could have asserted, from the beginning of time to the date of this Agreement, (the “ABV Released Claims”).

(d) AB Value, on behalf of the ABV Releasors, represents and warrants that the ABV Releasors have not and will not solicit any person or entity to bring, or assist or participate in bringing, any action or proceeding, judicial or otherwise, related to or arising out of the ABV Released Claims.

(e) Radoff, as well as his current, former, and future Affiliates, Associates, representatives, agents, attorneys, trustees, successors, and assigns (collectively, the “Radoff Releasors”), in consideration of the terms agreed to in this Agreement, hereby fully release and discharge the Company, Merryman, Mewawalla, Crail, Seabert, and Geygan, and each of their respective Affiliates, Associates and Representatives, from all actions, liabilities, proceedings, obligations, losses, costs, expenses, incidental damages, consequential damages, fines, penalties, charges, fees, awards, attorneys’ fees or expenses, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, liens, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty, and/or equity, whether known or unknown, related to or arising out of the 2021 Annual Meeting, whether asserted in or omitted from the 2021 Complaint and/or the Draft Amended Complaint, which the Radoff Releasors ever had, now have, have asserted, or could have asserted, from the beginning of time to the date of this Agreement.

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(f) Radoff, on behalf of the Radoff Releasors, represents and warrants that the Radoff Releasors have not and will not solicit any person or entity to bring, or assist or participate in bringing, any action or proceeding, judicial or otherwise, related to or arising out of the ABV Released Claims.

(g) The Company, as well as its current, former, and future Affiliates, Associates, partners, managers, affiliates, subsidiaries, parents, officers, directors, owners, representatives, agents, attorneys, trustees, successors, and assigns (collectively, the “Company Releasors”), in consideration of the terms agreed to in this Agreement, hereby fully release and discharge AB Value and Radoff, and each of their respective Affiliates, Associates and Representatives, from all actions, liabilities, proceedings, obligations, losses, costs, expenses, incidental damages, consequential damages, fines, penalties, charges, fees, awards, attorneys’ fees or expenses, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, liens, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty, and/or equity, whether known or unknown, related to or arising out of the 2021 Annual Meeting, which the Company Releasors ever had, now have, have asserted, or could have asserted, from the beginning of time to the date of this Agreement, (the “Company Released Claims”).

(h) The Company, on behalf of the Company Releasors, represents and warrants that the Company Releasors have not and will not solicit any person or entity to bring, or assist or participate in bringing, any action or proceeding, judicial or otherwise, related to or arising out of the Company Released Claims.

(i) Counsel for the parties shall execute the Stipulation of Dismissal with Prejudice in the form attached hereto as Exhibit “A”. Counsel for AB Value shall file the Stipulation of Dismissal with Prejudice in the 2021 Lawsuit promptly after the Agreement is fully executed.

(j) This Agreement is not and shall not constitute, nor be interpreted, construed, or used as evidence of, any admission of liability, wrongdoing, or fact of any kind by any Party, and such liability is expressly denied by each Party. This Agreement is entered into solely to avoid the expense and inconvenience of litigating the Parties’ disputes.

4. Standstill.

(a) For purposes of this Agreement, the “Standstill Period” shall mean the period commencing on the Effective Date and ending on the date that is forty-five (45) days prior to the beginning of the Company’s advance notice period for the nomination of directors at the Company’s 2024 annual meeting of stockholders as set forth in Section 2.3 of the Company’s Bylaws. Notwithstanding anything to the contrary in this Agreement, the Company agrees that for so long as the Designated Director is serving on the Board, the Board shall promptly notify the ABV/Radoff Group in writing of any decision not to nominate the current Designated Director for re-election to allow the ABV/Radoff Group to designate a Replacement Director in accordance with this Agreement.

(b) Each member of the ABV/Radoff Group agrees that, during the Standstill Period, it shall not (unless specifically consented to in writing by the Company, acting through a resolution of a majority of the Company’s directors), directly or indirectly, and agrees to cause its Affiliates and Associates, to not, directly or indirectly, in any manner:

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i.         (A) make, engage in, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are defined in Rule 14a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) of the Exchange Act) or consents to vote or advise, (B) encourage or influence any person other than any ABV/Radoff Group Affiliate or Associate with respect to the voting of any Voting Securities (as defined herein) for the election of individuals to the Board or to approve stockholder proposals (including by initiating, encouraging or participating in any “withhold” or similar campaign), (C) conduct any type of binding or nonbinding referendum with respect to any Voting Securities of the Company, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined in the Exchange Act), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at any annual or special meeting of stockholders or in connection with any solicitation of stockholder action by written consent, or (D) make, nominate or be the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise) or any Access Nominee (as defined in the Company’s Second Amended and Restated Bylaws);

ii. form, join, encourage, influence, advise or in any way participate in any “group” (as such term is defined in Section 13(d)(3) of the Exchange Act) with any persons (excluding, for the avoidance of doubt, any group composed solely of the members of the ABV/Radoff Group, their Affiliates and Associates and the Designated Director) with respect to any Voting Securities or otherwise in any manner agree, attempt, seek or propose to deposit any Voting Securities in any voting trust or similar arrangement (including lending any Voting Securities to any person for the purpose of allowing such person to vote such Voting Securities in connection with any stockholder vote of the Company), or subject any Voting Securities to any arrangement or agreement with respect to the voting thereof (including by granting any proxy, consent or other authority to vote), except as expressly permitted by this Agreement;

iii. acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single “person” under Section 13(d) of the Exchange Act), through swap or hedging transactions or otherwise, any securities of the Company, or any rights decoupled from the underlying securities of the Company that would result in either AB Value (together with the its Affiliates and Associates) owning, controlling or otherwise having any Beneficial Ownership or other ownership interest in 8.7% or more of Common Stock outstanding at such time or Radoff (together with his Affiliates and Associates) owning, controlling or otherwise having any Beneficial Ownership or other ownership interest in 10.9% or more of Common Stock outstanding at such time; provided, however, that nothing herein will require Common Stock to be sold to the extent that AB Value, Radoff or either of their Affiliates or Associates, collectively, exceed the ownership limit under this clause (iii) as the result of a share repurchase or other Company action that reduces the number of outstanding shares of Common Stock;

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iv. other than in Rule 144 open market broker sale transactions where the identity of the purchaser is not known and in underwritten widely dispersed public offerings, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities of the Company held by such member of the ABV/Radoff Group to any person or entity not a party to this Agreement (a “Third Party”) that, to the ABV/Radoff Group’s knowledge (after due inquiry in connection with a private, non-open market transaction, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC), would result in such Third Party, together with its Affiliates and Associates, owning, controlling or otherwise having any Beneficial Ownership or other ownership interest in the aggregate of more than 4.9% of the shares of Common Stock outstanding at such time, or would increase the Beneficial Ownership or other ownership interest of any Third Party who, together with its Affiliates and Associates, has a Beneficial Ownership or other ownership interest in the aggregate of more than 4.9% of the shares of Common Stock outstanding at such time, it being understood that Section 4(b)(vi) and not this Section 4(b)(iv) shall govern with respect to any Extraordinary Transaction (as defined herein);

v. arrange, or in any way participate in, any financing for the purchase by any Third Party of securities of the Company or assets or businesses of the Company or any of its Affiliates without the prior written consent of the Company or its Affiliates, as applicable;

vi. effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in, any tender or exchange offer, merger, consolidation, going private transaction, acquisition, sale of all or substantially all assets or sale, spinoff, split off, or other similar separation of one (1) or more business units, scheme of arrangement, plan of arrangement or other business combination, recapitalization, reorganization, sale or acquisition of material assets, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or joint ventures or any of their respective securities or a material amount of any of their respective assets or businesses (each, an “Extraordinary Transaction”), or encourage, initiate or support any other Third Party in any such activity; provided, however, that nothing in this Section 4 shall preclude the tender (or action not to tender) by any member of the ABV/Radoff Group or any of its Affiliates or Associates of any securities of the Company into any tender or exchange offer or vote for or against any transaction by any member of the ABV/Radoff Group or any of its Affiliates or Associates of any securities of the Company with respect to any Extraordinary Transaction, in each case provided such offer or transaction was not made or initiated by any member of the ABV/Radoff Group or any of its Affiliates or Associates;

vii. engage in any short sale or any purchase, sale or grant of any option, warrant, convertible security, stock appreciation right or other similar right (including any put or call option or “swap” transaction with respect to any security (other than a broad-based market basket or index)) that includes, relates to or derives any significant part of its value from a decline in the market price or value of the securities of the Company;

viii. (A) call or request the calling of any meeting of stockholders of the Company, including by written consent, (B) publicly seek representation on, or nominate any candidate to, the Board, except as expressly set forth in this Agreement, (C) publicly seek the removal of any member of the Board, (D) solicit consents from stockholders or otherwise to act or seek to act by written consent, (E) conduct a referendum of stockholders, (F) present information adverse to the Company at any annual meeting or any special meeting of the Company’s stockholders, or (G) make a request for any stockholder list or other Company books and records, whether pursuant to Section 220 of the DGCL or otherwise;

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ix. take any public action, or private action involving any Third Party, in support of or make any public proposal, or private proposal involving any Third Party, or public request, or private request involving any Third Party, that constitutes: (A) advising, controlling, changing or influencing the Board or management of the Company, including any plans or proposals to change the number or term of directors or the removal of any directors or to fill any vacancies on the Board, except as expressly set forth in this Agreement; (B) any material change in the capitalization, stock repurchase programs and practices, capital allocation programs and practices or dividend policy of the Company; (C) any other material change in the Company’s management, business or corporate structure; (D) seeking to have the Company waive or make amendments or modifications to the Company Organizational Documents, or other actions, that may impede or facilitate the acquisition of control of the Company by any person; (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange; or (F) causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Notwithstanding the foregoing, in no way shall any member of the ABV/Radoff Group be prevented from taking any private action in support of or making any private proposal or private request under the foregoing subclauses (A)-(F) above that is limited to private actions, proposals or requests through non-public communications with the Company that would not be reasonably likely to trigger public disclosure obligations for any party;

x. make any public disclosure, announcement or statement regarding any intent, purpose, arrangement, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement;

xi. commence, encourage or support any derivative action in the name of the Company, or any class action against the Company or any of its officers or directors;

xii. take any action which could cause or require the Company or any Affiliate of the Company to make a public announcement regarding any of the foregoing, publicly seek or request permission to do any of the foregoing;

xiii. enter into any discussions, negotiations, agreements or understandings with any Third Party to take or otherwise participate with any Third Party in any action or cause any action with respect to any of the foregoing, or advise, assist, facilitate, finance, knowingly encourage, seek to persuade any Third Party to take any action or make any statement with respect to any of the foregoing, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing; or

xiv. make any request or submit any proposal, directly or indirectly, to amend or waive the terms of this Section 4 or for the Board to specifically invite any member of the ABV/Radoff Group to take any actions prohibited by the terms of this Section 4, in each case, other than through non-public communications with the Company that would not be reasonably likely to trigger public disclosure obligations for any party.

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The foregoing subclauses (i)-(xiv) of this Section 4(b) shall not be deemed to prohibit any member of the ABV/Radoff Group or its Representatives (as defined herein) from (X) communicating privately regarding or privately advocating in favor of or against any of the matters described in subclauses (i)-(xiv) of this Section 4(b) with, or (Y) privately requesting a waiver of any of the foregoing provisions of subclauses (i)-(xiv) of this Section 4(b) from, the Company’s directors or officers, so long as such communications, advocacy or requests described in clauses (X) or (Y) are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, advocacy or requests.

(c) Notwithstanding anything to the contrary contained elsewhere in this Section 4, the provisions of this Section 4 shall not prevent any member of the ABV/Radoff Group or its Affiliates or Associates from freely voting its shares of Common Stock; provided that each member of the ABV/Radoff Group complies with its obligations set forth in Section 2 of this Agreement.

(d) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 4 shall prohibit any member of the ABV/Radoff Group or its Affiliates or Associates from (i) commenting publicly about any publicly disclosed Third Party proposal to acquire the Company so long as such member of the ABV/Radoff Group has shared its views privately with the Company prior to making such public comments or (ii) having reasonable access to and participating in the Company’s earnings calls, investor calls or investor meetings, in the case of each of clause (i) and (ii), so long as such party does not violate Section 5(b) of this Agreement.

5. Mutual Non-Disparagement.

(a) During the Standstill Period, neither the Company nor any of its Affiliates or Associates, shall in any manner, directly or indirectly, in any capacity or manner, make or cause to be made, or in any way encourage any other person to make or cause to be made, any public statement or public announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on or otherwise disparages, defames, libels or slanders the Designated Director, any member of the ABV/Radoff Group or any of any ABV/Radoff Group Affiliate or Associate or any of their respective successors or current or former members, partners, officers, directors or employees (it being understood and agreed that the restrictions in this Section 5(a) shall not apply to any member of the Board based upon discussions solely among other members of the Board and/or management of the Company); provided, that the limitations set forth in this Section 5(a) shall not prevent the Company or any of its Affiliates or Associates from (i) responding to any public statement or announcement made by any member of the ABV/Radoff Group or such member’s Affiliates or Associate that was made in breach of Section 5(b) below or (ii) if solicited by a Third Party, making objective statements that reflect the Company’s view with respect to factual matters concerning specific acts or determinations of any member of the ABV/Radoff Group and/or any ABV/Radoff Group Affiliate or Associate (or their respective current or former Representatives) occurring after the Effective Date. For the avoidance of doubt, a public statement or announcement shall only be deemed to be made by the Company if such public statement or announcement is made by (X) an executive officer or a member of the Board (other than the Designated Director or a Replacement Director) or (Y) an employee or Representative of the Company authorized to make such statement or announcement on behalf of the Company.

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(b) During the Standstill Period, no member of the ABV/Radoff Group and no Affiliate or Associate of any member of the ABV/Radoff Group, shall in any manner, directly or indirectly, in any capacity or manner, make or cause to be made, or in any way encourage any other person to make or cause to be made, any public statement or public announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on or otherwise disparages, defames, libels or slanders the Company, any of its Affiliates or Associates or any of their respective successors or current or former members, partners, officers, directors or employees; provided, that, the limitations set forth in this Section 5(b) shall not prevent any member of the ABV/Radoff Group or any ABV/Radoff Group Affiliate or Associate from (i) responding to any statement made by the Company or any of its Affiliates, Associates or Representatives that was made in breach of Section 5(a) above or (ii) if solicited by a Third Party, making objective statements that reflect the ABV/Radoff Group’s view with respect to factual matters concerning specific acts or determinations of the Company, any of its Affiliates or Associates or any current or former Representatives of the Company or any of its Affiliates or Associates occurring after the Effective Date. For the avoidance of doubt, a public statement or announcement shall only be deemed to be made by a member of the ABV/Radoff Group or an Affiliate or Associate thereof if such public statement or announcement is made by (X) an AB Value partner or executive officer; (Y) Bradley Radoff or (Z) an employee or Representative of any member of the ABV/Radoff Group authorized to make such statement or announcement on behalf of the ABV/Radoff Group.

6. Public Announcements.

(a) Promptly following the execution of this Agreement, and, no later than two (2) business days following the Effective Date, the Company shall file a Current Report on Form 8-K reporting entry into this Agreement and appending or incorporating by reference this Agreement (the “Public Filing”). The Company and the ABV/Radoff Group shall mutually agree to any summary description of this Agreement used to describe this Agreement in the Public Filing. The Company shall provide the ABV/Radoff Group with a reasonable opportunity to review and comment on the Public Filing prior to it being filed with the SEC and consider in good faith any comments of the ABV/Radoff Group. Prior to the issuance of the Public Filing, neither the Company nor the ABV/Radoff Group nor any of their respective Affiliates or Associates shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other party. Neither the Company nor the ABV/Radoff Group nor any of their respective Affiliates or Associates shall make or cause to be made any public announcement or statement that is inconsistent with or contrary to the statements made in the Public Filing, except as required by law or the rules of any stock exchange or with the prior written consent of the other party; provided, however, that unless prohibited under applicable law, such party must provide written notice to the other party at least two (2) business days prior to making any such statement or disclosure required under the federal securities laws or other applicable laws or stock exchange regulations that would otherwise be prohibited by the provisions of this Section 6, and reasonably consider any comments of such other party. For the avoidance of doubt, this Section 6 will not apply in connection with any actual or threatened Legal Proceeding to enforce the terms of this Agreement.

(b) No later than two (2) business days following the Effective Date, each member of the ABV/Radoff Group shall file with the SEC a Schedule 13D in compliance with Section 13 of the Exchange Act reporting its entry into this Agreement and appending this Agreement as an exhibit thereto or incorporating this Agreement by reference to the Public Filing. The Schedule 13D shall be consistent with the terms of this Agreement. Each member of the ABV/Radoff Group shall provide the Company with a reasonable opportunity to review and comment on the Schedule 13D prior to being filed with the SEC and consider in good faith any comments of the Company.

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7. Representations and Warranties of All Parties. Each of the parties represents and warrants to the other party that: (a) such party has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (b) this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and (c) this Agreement will not result in a violation of or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

8. ABV/Radoff Group Representative. The ABV/Radoff Group hereby appoints, authorizes and empowers Radoff (the “ABV/Radoff Representative”) to act as a representative, exclusive agent and attorney-in-fact for the ABV/Radoff Group in connection with this Agreement, which shall include the power and authority:

(a)	to name a Replacement Director;
(b)	to execute and deliver any contract, certificate or other document in connection with this Agreement;
(c)	to execute and deliver waivers and consents in connection with this Agreement;
(d)	to enforce and protect the rights and interests of the ABV/Radoff Group and to enforce and protect the rights and interests of ABV/Radoff Group under or related to this Agreement; and
(e)	to refrain from enforcing any right of any of the ABV/Radoff Group under or related to this Agreement.

9. Confidentiality / Board Communication. The ABV/Radoff Group acknowledges and agrees that the Company’s directors (including the Designated Director) shall be subject to confidentiality obligations under Delaware law and under the Company Organizational Documents, and the Policies, and shall have access to information concerning the Company that constitutes confidential information (including material non-public information under applicable federal and state securities laws), and the Company’s directors (including the Designated Director) may not be able to share any such confidential information (including material non-public information) pursuant to such confidentiality obligations with the ABV/Radoff Group or any Third Party without the Company’s prior written consent, which consent may be withheld by the Company in its sole discretion. The ABV/Radoff Group acknowledges and agrees that this Agreement does not create any obligation for the Company or its directors to share any information with the ABV/Radoff Group that is not shared with the Company’s other stockholders. The ABV/Radoff Group acknowledges and agrees that all communications with the Company’s independent directors regarding the Company shall be made through (a) the Company Secretary, (b) the Chair of the Board, or (c) the entire Board.

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10. Remedy. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or threatened to be breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, without prejudice to any other rights and remedies otherwise available to the parties under this Agreement, the other party shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without the necessity of posting a bond or other security. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to the non-breaching party.

11. Governing Law; Jurisdiction. The parties agree that any action to enforce the terms and provisions of this Agreement or relating to the transactions contemplated by this Agreement shall be brought exclusively in the state courts of the State of Delaware or, if such courts shall not have jurisdiction, any federal court sitting in the State of Delaware. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law. Furthermore, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the federal or state courts sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the federal or state courts sitting in the State of Delaware, and EACH OF THE PARTIES IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY, (d) agrees to waive any bonding requirement if such a waiver is enforceable under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (e) irrevocably consents to service of process by certified mail, signature required, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

12. No Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

13. Entire Agreement. This Agreement contains the sole and entire understanding of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to the subject matter. This Agreement may be amended only by an agreement in writing executed by the Company, on one hand, and the ABV/Radoff Representative, on the other.

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14. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein shall be in writing and shall be deemed validly given, if (a) given by email, on the date sent by email (with email or telephonic confirmation of receipt) if sent during normal business hours of the Company, or on the next business day if sent after normal business hours of the Company, or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company:

Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303
Email: RobSarlls@rmcf.net
Attention: Robert J. Sarlls

With a copy to (which shall not constitute notice):

Venable LLP

Suite 900

750 East Pratt Street

Baltimore, Maryland 21202
Email: mschiffer@venable.com and gmsteele@venable.com
Attention: Mike Schiffer and Gabe Steele

If to ABV/Radoff Group:

Bradley L. Radoff

2727 Kirby Dr., Unit 29L

Houston, TX 77098

Email: brad@fondrenlp.com

AB Value Management LLC
208 Lenox Ave., # 409

Westfield, NJ 07090
Email: Andrew@abvalue.com

Attention: Andrew Berger

With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

Email: rnebel@olshanlaw.com and rvanderlaske@olshanlaw.com

Attention: Ryan P. Nebel and Rebecca L. Van Derlaske

Vinson & Elkins LLP

114 Avenue of the Americas, 32nd Floor

New York, NY 10036

Email: lelbaum@velaw.com

Attention: Lawrence S. Elbaum

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15. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

16. Counterparts. This Agreement may be executed in two (2) or more counterparts either manually or by electronic or digital signature (including by facsimile or email transmission), each of which shall be deemed an original and all of which together shall constitute a single agreement.

17. Successors and Assigns. This Agreement shall not be assignable by any of the parties to this Agreement without prior written consent of the other parties, provided that each party may assign any of its rights and delegate any of its obligations hereunder to any person or entity that acquires substantially all of that party’s assets, whether by stock sale, merger, asset sale or otherwise. This Agreement, however, shall be binding on and inure to the benefit of successors and permitted assignees of the parties hereto.

18. No Third-Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and their respective successors and permitted assigns and is not enforceable by any other persons.

19. Fees and Expenses. Each party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby; provided, however, that the Company shall reimburse the ABV/Radoff Group for all reasonable, documented out-of-pocket fees and expenses in the preparation and execution of this Agreement and the related matters preceding or reasonably following its execution, provided that such reimbursement shall not exceed six hundred thousand dollars ($600,000.00) in the aggregate.

20. Termination.

(a) This Agreement is effective as of the date hereof and shall remain in full force and effect until the date that is earliest of (i) the end of the Standstill Period, and (ii) five days after a party that has Materially Breached this Agreement receives notice from the non-breaching party providing notice of termination of this Agreement. For avoidance of doubt, no member of the ABV/Radoff Group may claim that a breach by another member of the ABV/Radoff Group gives the first member any right to terminate this Agreement.

(b) The provisions of Section 10 through Section 21 shall survive the termination of this Agreement. No termination pursuant to this section shall relieve any party from liability for any breach of this Agreement prior to such termination.

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21. Certain Definitions. For purposes of this Agreement, the terms:

(a) “2021 Lawsuit” means the lawsuit filed by AB Value, on or about September 23, 2021, in the Court of Chancery of the State of Delaware, Case No. 2021-0819, against Bryan J. Merryman (“Merryman”), Rahul Mewawalla (“Mewawalla”), Franklin E. Crail (“Crail”), Brett P. Seabert (“Seabert”), and Jeffrey R. Geygan (“Geygan” and, together with Merryman, Mewawalla, Crail, and Seabert, the “2021 Defendant Directors”) and the Company.

(b) “2021 Complaint” means the Verified Complaint for Declaratory and Injunctive Relief, dated September 23, 2021, in the 2021 Lawsuit.

(c) “Affiliate” and “Associate” shall have the meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act, provided, that any references to “Associate” herein shall be deemed to be preceded by the word “controlled.”

(d) “Beneficial Ownership” and “Beneficially Own” shall have the meaning set forth in Section 13(d) of the Exchange Act.

(e) “Materially Breached” means a material breach by the applicable party of its material obligations under this Agreement which is not cured within fifteen (15) days after receipt by the applicable party of written notice from the other party specifying the material breach and reasonably required cure thereof.

(f) “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(g) “Representatives” of a person shall mean such person’s directors, officers, partners, employees, members or agents (acting in such capacity).

(h) “Voting Securities” shall mean the Common Stock, and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities, whether or not subject to the passage of time or other contingencies.

22. Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of both of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “including” shall be deemed to mean “including without limitation” in all instances.

[Signature Pages Follow]

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IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative, as of the Effective Date.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

By:	/s/ Robert J. Sarlls
Name:	Robert J. Sarlls
Title:	Chief Executive Officer

Signature Page to Cooperation Agreement

AB VALUE PARTNERS, LP

By:	AB Value Management LLC General Partner

By:	/s/ Andrew Berger
Name:	Andrew Berger
Title:	Manager

AB VALUE MANAGEMENT LLC

By:	/s/ Andrew Berger
Name:	Andrew Berger
Title:	Manager

/s/ Bradley L. Radoff
Bradley L. Radoff

Signature Page to Cooperation Agreement

Exhibit A

Stipulation of Dismissal with Prejudice

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

AB VALUE PARTNERS, LP and AB VALUE MANAGEMENT LLC,

Plaintiffs,

v.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC., BRYAN J. MERRYMAN, RAHUL MEWAWALLA, FRANKLIN E. CRAIL, BRETT P. SEABERT, and JEFFREY R. GEYGAN,

Defendants.

C.A. No. 2021-0819-LWW

STIPULATION OF DISMISSAL WITH PREJUDICE

Pursuant to Court of Chancery Rule 41(a)(1)(ii), Plaintiffs AB Value Partners, LP and AB Value Management LLC and Defendants Rocky Mountain Chocolate Factory, Inc., Bryan J. Merryman, Rahul Mewawalla, Franklin E. Crail, Brett P. Seabert, and Jeffrey R. Geygan, by and through their undersigned counsel, hereby stipulate and agree that the above-captioned action and all claims asserted therein are dismissed with prejudice. Each party shall bear its own fees and costs.

[Signature Block and Date]